Exhibit 99.1

ICZOOM Group Inc. Appoints Hantao Cui as Chief Strategy Officer and a Director

Hong Kong, November 12, 2025/PRNewswire/, ICZOOM Group Inc. (Nasdaq: IZM) (the “Company”), a B2B electronic component products e-commerce platform, today announced the appointment of Ms. Hantao Cui as Chief Strategy Officer and a Director of the Company, effective November 11, 2025. Ms. Duanrong Liu will step down from her position as the Chief Operating Officer of the Company, effective November 11, 2025.

Hantao Cui has served as Chief Executive Officer of Matrix Science & Technology (Shanghai) Limited since January 2011, where she leads a total solution provider specializing in custom-designed transportation packaging for industrial products. Ms. Cui also serves as a director at Streamline International Inc. From 2008 to 2010, Ms. Cui served as Marketing Director for APAC at MFG.com, a large online manufacturing marketplace, where she drove marketing strategy for the Asia-Pacific region. From 2002 to 2008, Ms. Cui was Greater China Marketing Manager and then the Corporate Marketing Manager at Global Sources, a leading B2B media company based in Shenzhen, China, where she managed corporate marketing initiatives.

Ms. Cui holds a Master of Business Administration in International Management from Thunderbird School of Global Management at Arizona State University and a Bachelor of Science in Biology from East China Normal University. She is a certified Six Sigma Greenbelt and a member of the Beta Gamma Sigma Honor Society.

About ICZOOM Group Inc.

ICZOOM Group Inc. (Nasdaq: IZM) is primarily engaged in sales of electronic component products to customers in Hong Kong and mainland China through its B2B e-commerce platform. These products are primarily used by China based small and medium-sized enterprises (“SMEs”) in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics and industry control segments. By utilizing latest technologies, the Company’s platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to its SME customers to compare and select. In addition to the sales of electronic component products, the Company also provides services to customers such as temporary warehousing, logistic and shipping, and customs clearance. For more information, please visit the Company’s website: http://ir.iczoomex.com/index.html.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ICZOOM Group Inc.

Investor Relations Department

Email: investors@iczoom.com